CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$2,360,000	$270.46

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-177923

Pricing Supplement to the Prospectus dated November 14, 2011, the Prospectus Supplement dated November 14, 2011, the Underlying Supplement No. 1-I dated November 14, 2011 and the Product Supplement No. 4-I dated November 14, 2011 — No. 661

Medium-Term Notes, Series E
$2,360,000
Index-Linked Notes due 2013
(Linked to the TOPIX® Index)

The notes do not bear interest.  The amount that you will be paid on your notes on the stated maturity date (October 10, 2013, subject to adjustment) is based on the performance of the TOPIX® Index (which we refer to as the index) as measured from the trade date (September 7, 2012) to and including the determination date (October 7, 2013, subject to adjustment).  If the index return is less than 0.00% (i.e., the final index level is less than the initial index level), you will lose a portion of the principal amount of your notes and may lose your entire investment depending on the performance of the index.  You could lose your entire investment in the notes if the index level declines to zero.  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

To determine your payment at maturity, the calculation agent will first calculate the percentage increase or decrease in the final index level (determined on the determination date, subject to adjustment) from the initial index level (the closing level of the index on the trade date, which was 735.17), which we refer to as the index return.  The index return may reflect a positive return (based on any increase in the index level from the trade date to and including the determination date) or a negative return (based on any decrease in the index level from the trade date to and including the determination date).

On the stated maturity date, for each $1,000 principal amount note, you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the index return.

The amount you will be paid on your notes on the stated maturity date will not be affected by the closing level of the index on any day other than the determination date.  You could lose your entire investment in the notes.  The return on your notes is linked to the performance of the index on a one-to-one basis and therefore, you will lose 1% of each $1,000 principal amount note for every 1% decline in the index level.  You could lose your entire investment in the notes if the index level declines to zero.  In addition, the notes do not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” beginning on page PS-2 in this pricing supplement, the general terms of the notes found in the accompanying product supplement no. 4-I and the description of the index in the accompanying underlying supplement no. 1-I.

Your investment in the notes involves certain risks.  We encourage you to read “Risk Factors” beginning on page PS-21 of the accompanying product supplement no. 4-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement 1-I and “Selected Risk Factors” beginning on page PS-8 of this pricing supplement so that you may better understand those risks.  In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by J.P. Morgan Securities LLC, which we refer to as JPMS, and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which JPMS would initially buy or sell notes (if JPMS makes a market) and the value that the unaffiliated dealer will initially use for account statements and otherwise will significantly exceed the value of your notes using those pricing models.  The amount of the excess will decline on a straight line basis over the period from the date of this pricing supplement through October 8, 2012.

Original issue date (settlement date): September 14, 2012	Original issue price: 98.65% of the principal amount
Underwriting commission/discount: 0.70% of the principal amount	Net proceeds to the issuer: 97.95% of the principal amount

The original issue price includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  For additional related information, please see “Use of Proceeds and Hedging” on page PS-48 of the accompanying product supplement no. 4-I.

JPMS, acting as agent for JPMorgan Chase & Co., received a commission of 0.70% of the principal amount and sold the notes to an unaffiliated dealer at a discount from the original issue price equal to this commission.

The issue price, fees and commissions and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with fees and commission and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for your notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

We may use this pricing supplement in the initial sale of the notes.  In addition, JPMS or any other affiliate of ours may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless JPMS or its agents inform the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Pricing Supplement dated September 7, 2012.

SUMMARY INFORMATION

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 4-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Product supplement no. 4-I dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

●	Underlying supplement no. 1-I dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

●	Prospectus supplement dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

●	Prospectus dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.  As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Key Terms

Issuer: JPMorgan Chase & Co.

Index: the TOPIX® Index (Bloomberg symbol, “TPX Index”), as published by the Tokyo Stock Exchange, Inc. (the “TSE”)

Principal amount: each note will have a principal amount of $1,000; $2,360,000 in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than principal amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the principal amount and hold them to the stated maturity date, it could affect your investment in a number of ways.  The return on your investment in the notes will be lower (or higher) than it would have been had you purchased the notes at the principal amount.  See

“Selected Risk Factors — If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount” beginning on page PS-9 of this pricing supplement.

Payment on the stated maturity date: for each $1,000 principal amount note, we will pay you on the stated maturity date an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the index return.

Initial index level: 735.17 (which was the closing level of the index on the trade date)

Final index level: the closing level of the index on the determination date.  In certain circumstances, the closing level of the index will be based on the alternative calculation of the index described under “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component” beginning on page PS-18 of the accompanying product supplement or “General Terms of Notes — Additional Index Provisions — B. Discontinuation of an Index; Alteration of Method of Calculation” beginning on page PS-66 of the accompanying product supplement. The accompanying product supplement refers to the final index level as the “Ending Index Level.”

Index return: the quotient of (i) the final index level minus the initial index level divided by (ii) the initial index level, expressed as a percentage

Trade date: September 7, 2012

Original issue date (settlement date): on or about September 14, 2012

Determination date: October 7, 2013, subject to postponement in the event of a market disruption event and as described under “Description of Notes — Postponement of a Determination Date — A. Notes Linked to a Single Component” beginning on page PS-18 of the accompanying product supplement

Stated maturity date: October 10, 2013, subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity — D. Other Terms” on page PS-16 of the accompanying product supplement.  The accompanying product supplement refers to the stated maturity date as the “maturity date.”

No interest: The offered notes do not bear interest.

No listing: The offered notes will not be listed on any securities exchange or interdealer quotation system.

No redemption: The offered notes will not be subject to redemption right or price dependent redemption right.

Closing level: as described under “Description of Notes — Payment at Maturity — C. Determining the Value of the Underlying — 2. The Level of an Index” on page PS-14 of the accompanying product supplement.  The accompanying product supplement refers to the closing level as the “Index closing level.”

Business day: as described under “Description of Notes — Payment at Maturity — D. Other Terms” on page PS-16 of the accompanying product supplement

Trading day: as described under “Description of Notes — Payment at Maturity — C. Determining the Value of the Underlying — 2. The Level of an Index” on page PS-14 of the accompanying product supplement

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page PS-48 of the accompanying product supplement no. 4-I

Capital gains tax treatment: You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I.  The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis

Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes.  Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price.  However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

ERISA: as described under “Benefit Plan Investor Considerations” beginning on page PS-86 of the accompanying product supplement no. 4-I

Supplemental plan of distribution: as described under “Plan of Distribution (Conflicts of Interest)” beginning on page PS-77 of the accompanying product supplement no. 4-I; we estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $10,000.

We will deliver the notes against payment therefor in New York, New York on or about September 14, 2012, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Calculation agent: JPMS

CUSIP no.: 48125V5Y2

ISIN no.: US48125V5Y27

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following defined terms used in the accompanying product supplement will be deemed to refer to the corresponding defined term used in this pricing supplement, as set forth in the table below:

Product Supplement Defined Term	Pricing Supplement Defined Term
Ending Index Level	final index level
Index closing level	closing level
pricing date	trade date
maturity date	stated maturity date
term sheet	preliminary pricing supplement

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 29, 2012, which was filed as an exhibit to a Current Report on Form 8-K by us on March 29, 2012.

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical index levels on the determination date could have on the payment at maturity assuming all other variables remain constant.

The examples below are based on a range of final index levels that are entirely hypothetical; no one can predict what the index level will be on any day throughout the term of your notes, and no one can predict what the final index level will be on the determination date. The index has been highly volatile in the past — meaning that the index level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the principal amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the index and our creditworthiness. In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by JPMS and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Risk Factors — Risks Relating to the Notes Generally — Secondary Trading May Be Limited” on page PS-27 of the accompanying product supplement no. 4-I, “Selected Risk Factors — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used By JPMS) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Issue Price” on page PS-8 of this pricing supplement and “Selected Risk Factors — Lack of Liquidity” on page PS-10 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal amount	$1,000
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date
During the term of the notes, the index is not discontinued, the method of calculating the index does not change in a material respect and the index is not modified so that its level does not, in the opinion of the calculation agent, fairly represent the level of the index had those modifications not been made
Notes purchased on original issue date at the principal amount and held to the stated maturity date

For these reasons, the actual performance of the index over the term of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical index levels shown elsewhere in this pricing supplement.  For information about the historical levels of the index during recent periods, see “The Index — Historical High, Low and Closing Levels of the Index” below.  Before investing in the offered notes, you should consult publicly available information to determine the levels of the index between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the index stocks.

The levels in the left column of the table below represent hypothetical final index levels and are expressed as percentages of the initial index level. The amounts in the right column represent the hypothetical payments at maturity, based on the corresponding hypothetical final index level (expressed as a percentage of the initial index level), and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical payment of maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered notes on the stated maturity date would equal 100.000% of the principal amount of a note, based on the corresponding hypothetical final index level (expressed as a percentage of the initial index level) and the assumptions noted above.

Hypothetical Final Index Level (as Percentage of Initial Index Level)	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
150.000%	150.000%
140.000%	140.000%
130.000%	130.000%
120.000%	120.000%
110.000%	110.000%
105.000%	105.000%
100.000%	100.000%
95.000%	95.000%
90.000%	90.000%
85.000%	85.000%
75.000%	75.000%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

The payments at maturity shown above are entirely hypothetical; they are based on closing levels for the index that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payments at maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical payments at maturity on notes held to the stated maturity date in the examples above assume you purchased your notes at their principal amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Selected Risk Factors — Many Economic and Market Factors Will Impact the Value of the Notes” on page PS-10 of this pricing supplement.

The hypothetical returns on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market.  If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

We cannot predict the actual final index level or what the market value of your notes will be on any particular day, nor can we predict the relationship between the index level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual final index level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

SELECTED RISK FACTORS

An investment in your notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying product supplement no. 4-I and “Risk Factors” in the accompanying underlying supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the index stocks, i.e., the stocks underlying the index to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

You May Lose Some or All of Your Investment in the Notes

The notes do not guarantee any return of principal.  The return on the notes at maturity is linked to the performance of the index and will depend on whether, and the extent to which, the index return is positive or negative.  Your investment will be exposed to loss if the final index level is less than the initial index level.  For every 1% that the final index level is less than the initial index level, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity.  You could lose your entire investment in the notes if the index level declines to zero.  Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Notes Are Subject to the Credit Risk of JPMorgan Chase & Co.

The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.  If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

Recent events affecting us have led to heightened regulatory scrutiny, may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes.  See “Executive Overview — Recent Developments,” “Liquidity Risk Management — Credit Ratings,” “Item 4. Controls and Procedures” and “Part II. Other Information — Item 1A. Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012.

Potential Conflicts of Interest

We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes.  It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.  Please refer to “Risk Factors — Risks Relating to the Notes Generally” beginning on page PS-21 of the accompanying product supplement no. 4-I for additional information about these risks.

Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used By JPMS) Is, and the Price You May Receive for Your Notes May Be, Significantly Less Than the Issue Price

The original issue price for your notes, the price at which JPMS would initially buy or sell your notes (if JPMS makes a market, which it is under no obligation to do) and the value that the unaffiliated dealer will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date of this pricing supplement through October 8, 2012. After October 8, 2012, the price at which JPMS would buy or sell notes will reflect the value determined by reference to the pricing models, plus JPMS’s customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If JPMS makes a market in the notes, the price quoted by JPMS would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. To the extent that JPMS makes a market in the notes, it may receive income from the spreads between its bid and offer prices for the notes, if any. The quoted price (and the value of your notes that the unaffiliated dealer will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by JPMS.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by JPMS. You should read “— Many Economic and Market Factors Will Impact the Value of the Notes” on page PS-10 of this pricing supplement.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that JPMS or any other party will be willing to purchase your notes and, in this regard, JPMS is not obligated to make a market in the notes. See  “— Lack of Liquidity” on page PS-10 of this pricing supplement.

We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate principal amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount

The amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes.  If you purchase notes at a price that differs from the principal amount of the notes, then the return on your investment in the notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at the principal amount.  If you purchase your notes at a premium to the principal amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at the principal amount or a discount to the principal amount.

No Interest or Dividend Payments or Voting Rights

As a holder of the notes, you will not receive interest payments.  As a result, even if the amount payable for your notes on the stated maturity date exceeds the principal amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-index-linked debt security of comparable maturity that bears interest at a prevailing market rate.  In addition, as a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the index stocks would have.

The Notes Do Not Provide Direct Exposure to Fluctuations in Foreign Exchange Rates

The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the equity securities underlying the Index are based, although any currency fluctuations could affect the performance of the Index. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

The Notes Are Subject to Risks Associated with Securities Issued by Non-U.S. Companies

The index stocks have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

Lack of Liquidity

The notes will not be listed on any securities exchange.  JPMS intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

Many Economic and Market Factors Will Impact the Value of the Notes

In addition to the level of the index on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:

•	the actual and expected volatility of the index;

•	the time to maturity of the notes;

•	the dividend rates on the index stocks;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory and judicial events;

•
the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which the index stocks are traded and the correlation between that rate and the level of the index; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

These factors may influence the market value of your notes if you sell your notes prior to maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the principal amount of your notes. You cannot predict the future performance of the index based on its historical performance.

The Tax Consequences of an Investment in the Notes Are Unclear

There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the IRS regarding the notes.  The IRS might not accept, and a court might not uphold, the treatment of the notes described in “Key Terms—Capital gains tax treatment” in this pricing supplement and in “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I.  If the IRS were successful in asserting an alternative treatment for the notes, the timing and character of any income or loss on the notes could differ materially and adversely from our description herein.  In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and Non-U.S. Holders should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 4-I and consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

THE INDEX

The TOPIX® Index, also known as the Tokyo Stock Price Index, is a capitalization weighted index of all the domestic common stocks listed on the First Section of the Tokyo Stock Exchange, Inc., which we refer to as the TSE.  Domestic stocks admitted to the TSE are assigned either to the TSE First Section Index, the TSE Second Section Index or the TSE Mothers Index.  Stocks listed in the First Section, which number approximately 1,700, are among the most actively traded stocks on the TSE.  The TOPIX® Index is calculated and published by TSE.  Additional information about the TOPIX® Index is available on TSE’s website: http://www.tse.or.jp/english/market/topix/index.html.   Information contained in TSE’s website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.  We make no representation or warranty as to the accuracy or completeness of information contained on TSE’s website.  As of September 7, 2012, the 33 industry sectors which comprise the TOPIX® Index represent the following weights in the index:

TOPIX® Index

Index Stock Weighting by Sector

as of September 4, 2012

Sector:	Percentage (%)**
Air Transportation	0.32%
Banks	9.94%
Chemicals	5.76%
Construction	2.55%
Electric Appliances	12.19%
Electric Power and Gas	2.32%
Fishery, Agriculture and Forestry	0.09%
Foods	4.21%
Glass and Ceramics Products	0.97%
Information and Communication	7.07%
Insurance	2.27%
Iron and Steel	1.48%
Land Transportation	4.39%
Machinery	4.72%
Marine Transportation	0.27%
Metal Products	0.71%
Mining	0.68%
Nonferrous Metals	1.08%
Oil and Coal Products	0.74%
Other Financing Business	0.90%
Other Products	1.48%
Pharmaceutical	5.55%
Precision Instruments	1.48%
Pulp and Paper	0.28%
Real Estate	2.79%
Retail Trade	4.48%
Rubber Products	0.85%
Securities and Commodities Futures	1.09%
Services	2.10%
Textiles and Apparels	0.84%
Transportation Equipment	10.74%
Warehousing and Harbor Transportation Service	0.23%
Wholesale	5.42%
* Information provided by TSE. Percentages may not sum to 100% due to rounding.

The above information supplements the description of the index found in the accompanying underlying supplement.  For more details about the index, the index sponsor and any license agreement between the index sponsor and the issuer, see “Equity Index Descriptions — The TOPIX® Index” beginning on page US-84 of the accompanying underlying supplement no. 1-I.

Historical High, Low and Closing Levels of the Index

The closing level of the index has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the index during any period shown below is not an indication that the index is more or less likely to increase or decrease at any time during the term of your notes.

You should not take the historical levels of the index as an indication of the future performance of the index. We cannot give you any assurance that the future performance of the index or the index stocks will result in a return of any of your initial investment on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets, and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the index. The actual performance of the index over the term of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The table on the following page shows the high, low and final closing levels of the index for each of the four calendar quarters in 2007, 2008, 2009, 2010 and 2011 and the first, second and third calendar quarters of 2012 (through September 7, 2012). The associated graph shows the closing levels of the index for each day in the same period. We obtained the closing levels listed in the table and graph on the following page from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Index

	High	Low	Close
2007
Quarter ended March 31	1,816.97	1,656.72	1,713.61
Quarter ended June 30	1,789.38	1,682.49	1,774.88
Quarter ended September 30	1,792.23	1,480.39	1,616.62
Quarter ended December 31	1,677.52	1,437.38	1,475.68
2008
Quarter ended March 31	1,424.29	1,149.65	1,212.96
Quarter ended June 30	1,430.47	1,230.49	1,320.10
Quarter ended September 30	1,332.57	1,087.41	1,087.41
Quarter ended December 31	1,101.13	746.46	859.24
2009
Quarter ended March 31	888.25	700.93	773.66
Quarter ended June 30	950.54	793.82	929.76
Quarter ended September 30	975.59	852.42	909.84
Quarter ended December 31	915.87	811.01	907.59
2010
Quarter ended March 31	979.58	881.57	978.81
Quarter ended June 30	998.90	841.42	841.42
Quarter ended September 30	870.73	804.67	829.51
Quarter ended December 31	908.01	803.12	898.80
2011
Quarter ended March 31	974.63	766.73	869.38
Quarter ended June 30	865.55	805.34	849.22
Quarter ended September 30	874.34	728.85	761.17
Quarter ended December 31	771.43	706.08	728.61
2012
Quarter ended March 31	872.42	725.24	854.35
Quarter ended June 30	856.05	695.51	770.08
Quarter ending September 30 (through September 7, 2012)	778.70	706.46	735.17

We have not authorized anyone to provide any information other than that contained or incorporated by reference in this pricing supplement, the accompanying underlying supplement no. 1-I, the accompanying product supplement no. 4-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by this pricing supplement and with respect to JPMorgan Chase & Co. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, together with the accompanying underlying supplement no. 1-I, the accompanying product supplement no. 4-I and the accompanying prospectus supplement and prospectus, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in this pricing supplement, the accompanying underlying supplement no. 1-I, the accompanying product supplement no. 4-I and the accompanying prospectus supplement and prospectus may be accurate only as of the dates of each of these documents, respectively.  This pricing supplement, the accompanying underlying supplement no. 1-I, the accompanying product supplement no. 4-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

TABLE OF CONTENTS Pricing Supplement

Page
Summary Information	PS-2
Hypothetical Examples	PS-6
Selected Risk Factors	PS-8
The Index	PS-12

Product Supplement No. 4-I dated November 14, 2011

Description of Notes	PS-1
Risk Factors	PS-21
Use of Proceeds and Hedging	PS-48
The Components	PS-49
General Terms of Notes	PS-50
Material U.S. Federal Income Tax Consequences	PS-73
Plan of Distribution (Conflicts of Interest)	PS-77
Notice to Investors	PS-79
Benefit Plan Investor Considerations	PS-86

Underlying Supplement No. 1-I dated November 14, 2011

Risk Factors	US-1
Equity Index Descriptions	US-15
The Dow Jones Industrial AverageSM	US-15
The EURO STOXX 50® Index	US-17
The FTSE™ 100 Index	US-21
The Hang Seng China Enterprises Index	US-23
The Hang Seng® Index	US-27
The Korea Stock Price Index 200	US-31
The MDAX® Index	US-35
The MSCI Indices	US-41
The NASDAQ-100 Index®	US-54
The Nikkei 225 Index	US-59
The Russell Indices	US-62
The S&P 500® Index	US-68
The S&P MidCap 400® Index	US-72
The S&P Select Industry Indices	US-77
The Select Sector Indices	US-82
The TOPIX® Index	US-84
Commodity Index Descriptions	US-87
The Dow Jones-UBS Commodity Indices	US-87
The S&P GSCI Indices	US-100
Fund Descriptions	US-109
The Financial Select Sector SPDR® Fund	US-109
The iShares® Barclays 20+ Year Treasury Bond Fund	US-112
The iShares® Dow Jones Real Estate Index Fund	US-115
The iShares® MSCI Brazil Index Fund	US-119
The iShares® MSCI Emerging Markets Index Fund	US-122
The iShares® MSCI EAFE Index Fund	US-125
The iShares® Russell 2000 Index Fund	US-128
The Market Vectors Gold Miners ETF	US-131
The Market Vectors Junior Gold Miners ETF	US-135
The SPDR® Gold Trust	US-145
The SPDR® S&P 500® ETF Trust	US-148
The SPDR® S&P® Homebuilders ETF	US-151
The SPDR® S&P® Metals & Mining ETF	US-154
The Technology Select Sector SPDR® Fund	US-158
The United States Oil Fund, LP	US-161

Prospectus Supplement dated November 14, 2011

About This Prospectus Supplement	S-1
Foreign Currency Risks	S-2
Description of Notes	S-4
Description of Warrants	S-21
Description of Units	S-24

United States Federal Taxation	S-26
Plan of Distribution (Conflicts of Interest)	S-27

Prospectus dated November 14, 2011

Where You Can Find Information	1
JPMorgan Chase & Co.	2
Consolidated Ratios of Earnings to Fixed Charges	3
Use of Proceeds	3
Important Factors That May Affect Future Results	4
Description of Debt Securities	6
Description of Warrants	12
Description of Units	15
Description of Purchase Contracts	17
Forms of Securities	19
Plan of Distribution (Conflicts of Interest).	23
Independent Registered Public Accounting Firm	25
Legal Matters	26
Benefit Plan Investor Considerations	26

$2,360,000

JPMorgan Chase & Co.

Index-Linked Notes due 2013
(Linked to the TOPIX® Index)

Medium-Term Notes, Series E